ReoStar Energy Corporation
3880 Hulen Street
Fort Worth, Texas 76107
(817) 989-7367

January 9, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Sean Donahue

Re:	ReoStar Energy Corporation Registration Statement on Form SB-2 File No. 333-145006

Dear Mr. Donahue:

                 ReoStar Energy Corporation (the "Company") hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Thursday, January 10, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, REOSTAR ENERGY CORPORATION

By:	/s/ Mark S. Zouvas
Mark S. Zouvas, President, CEO and Director